

Mailstop 3561

December 13, 2016

Chris R. Homeister
Chief Executive Officer, Director
Tile Shop Holdings, Inc.
14000 Carlson Parkway
Plymouth, Minnesota 55441

  Re: **Tile Shop Holdings, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2015
    Filed February 26, 2016
    File No. 001-35629

Dear Mr. Homeister:

  We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Item 11. Executive Compensation

Non-Equity Incentive Plan Compensation, page 43

1. We note your disclosure that your compensation committee adopted specific performance targets and payout levels for each named executive officer, that the target incentive compensation was payable if you achieved the Adjusted EBITDA target "set forth in [y]our budget," and that your compensation committee approved a payout of 55% of the target cash incentive compensation to your named executive officers based on the Adjusted EBITDA performance metrics. In future filings, please disclose performance targets set by your compensation committee and the performance levels achieved by your named executive officers. Please show us what this disclosure will look like. Refer to Item 402(b)(1)(v) of Regulation S-K for guidance.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Danilo Castelli, Attorney Advisor, at (202) 551-6521, Jacqueline Kaufman, Attorney Advisor, at (202) 551-3797 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jacqueline Kaufman for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Mark Davis
        Kirk Geadelmann